Exhibit 99.1

News release

All amounts in Canadian dollars.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD INFRASTRUCTURE CONSIDERING MEDIUM-TERM NOTE OFFERING

Hamilton, Bermuda, October 4, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) announced today that it is considering a medium-term note offering pursuant to its base shelf prospectus.

If a successful offering is priced, the company intends to use the net proceeds of the issue for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to United States persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

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Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of the Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include statements regarding the potential offering and use of proceeds of the offering. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “continue”, “positioned” and “targets”, or variations of such words and phrases. Although Brookfield Infrastructure believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Infrastructure to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Infrastructure does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.